UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TERRAFORM POWER, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104R100

(CUSIP Number)

December 1, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 4,954,184 (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 4,954,184 (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 4,954,184 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8% (2)
12.	Type of reporting person (see instructions) PN

(1)	As of the date of this filing, MDCP (as defined herein) is the beneficial owner of $168,235,000 aggregate principal amount of 3.75% Guaranteed Exchangeable Senior Secured Notes due 2020 (the “Exchangeable Notes”) of Seller Note, LLC, which are exchangeable for 4,954,184 shares of common stock of TerraForm Power, Inc. (the “Issuer”) within 60 days of the date of the event, or December 1, 2015.
(2)	All calculations of percentage ownership herein are based on a total of (i) 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015 and (ii) 4,954,184 shares of Class A Common Stock of the Issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Class A Common Stock assumes that each other holder of Exchangeable Notes does not exercise or convert herein within 60 days.

CUSIP No. 88104R100

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 4,954,184 (1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 4,954,184 (1)
9.	Aggregate amount beneficially owned by each reporting person 4,954,184 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 5.8%
12.	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Madison Dearborn Capital Partners IV, L.P.

Item 1.

	(a)	Name of Issuer TerraForm Power, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814

Item 2.

(a)-(c)

Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.1:

(1) Madison Dearborn Capital Partners IV, L.P., a Delaware limited partnership (“MDCP”), in its capacity as the beneficial owner of $168,235,000 aggregate principal amount of Exchangeable Notes, which are exchangeable for 4,954,184 shares of common stock of the Issuer within 60 days of the date of the event, or December 1, 2015; and

(2) Madison Dearborn Partners IV, L.P., a Delaware limited partnership (“MDP IV”), in its capacity as the general partner of MDCP.

The principal business address of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

	(d)	Title of Class of Securities, Class A Common Stock, par value $0.01 per share

	(e)	CUSIP Number 88104R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

N/A

Item 4.	Ownership

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

As of the date of this filing, MDCP is the beneficial owner of $168,235,000 aggregate principal amount of Exchangeable Notes, which are exchangeable for 4,954,184 shares of common stock of the Issuer within 60 days of the date of the event, or December 1, 2015, which would constitute approximately 5.8% of the Issuer’s outstanding shares of Class A Common Stock, and has the sole power to vote and dispose of such Class A Common Stock. Includes $54,000 aggregate principal amount of Exchangeable Notes, which are exchangeable for 1,590 shares of common stock of the Issuer, held by Northwestern University over which MDCP has power to vote and dispose pursuant to a voting agreement and proxy. As a result, MDCP may be deemed to beneficially own these shares. The shares of Class A Common Stock of MDCP may be deemed to be beneficially owned by MDP IV, who is the sole general partner of MDCP.

Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares directly held by the Reporting Persons.

Pursuant to Rule 13d-4 of the Exchange Act, each of Messrs. Finnegan and Mencoff, and each of the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Class A Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of (i) 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015 and (ii) 4,954,184 shares of Class A Common Stock of the Issuer deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i), the number of issued and outstanding shares of Class A Common Stock assumes that each other holder of Exchangeable Notes does not exercise or convert herein within 60 days.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated: December 10, 2015

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Title:	Managing Director

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 10, 2015

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Title:	Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Name:	Mark B. Tresnowski
Title:	Managing Director